EXHIBIT (12)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Twelve
Months Ended
March 31, 2009

Income before provision for income taxes and fixed charges (Note A)	$117,108,259

Fixed charges:
Interest on long-term debt	$37,602,365
Interest on short-term debt	1,902,082
Interest on note payable to securitization trust	4,250,000
Other interest	1,076,824
Rental expense representative of an interest factor (Note B)	7,001,635

Total fixed charges	$51,832,906

Ratio of earnings to fixed charges	2.26x

NOTE A:

For the purpose of determining earnings in the calculation of the ratio, net income has been increased by the provision for income taxes, non-operating income taxes, minority interest and by the sum of fixed charges as shown above.

NOTE B:	One-third of rental expense (which approximates the interest factor).